June 20, 2011

VIA EDGAR AND FACSIMILE ((202) 551-3263)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Christina Chalk

Re:                               Platinum Energy Resources, Inc.

Schedule TO-T

Schedule 13e-3

Filed May 26, 2011

File No. 5-81107

Schedule TO/13E-3

File No. 5-81107

Ladies and Gentlemen:

On behalf of our client, Pacific International Group Holdings LLC (“Pacific” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 6, 2011 (the “Comment Letter”), with respect to the Company’s Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed with the Commission on May 26, 2011 (File No. 5-81107) (the “Schedule TO”) in connection with the Company’s offer to purchase up to all outstanding shares of common stock of Platinum Energy Resources, Inc. (“Platinum”), par value $0.0001 per share (the “Offer”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). We have also included the requested Company statement below.

In addition, we have filed Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which amended the Schedule TO disclosure in response to the Comment Letter.

Schedule TO/13E-3

1.              In your response letter, tell us why you believe this tender offer is subject to Rule 13e-3.  We note that in response to comments on your prior tender offer in 2009 for these shares,

your response letter indicated that you did not believe the 2009 tender offer would have a “going private effect,” since at that time Platinum already had less than 300 holders of record, even before the tender offer. Has the number of holders changed since 2009, such that you believe that this Schedule 13E-3 is necessary under our rules? Please advise.

Response

At the time of the 2009 tender offer, a review of Platinum’s registered stockholders list indicated that Platinum had approximately 34 registered stockholders.  On May 17, 2011, Pacific requested and obtained from Platinum an updated registered stockholders list which indicated that Platinum had approximately 364 registered stockholders.  Accordingly, the number of holders appears in fact to have changed since 2009 such that a Schedule 13E-3 would be necessary.  We note, however, that prior to reviewing the updated registered stockholders list, it was Pacific’s intention to file a Schedule 13E-3 notwithstanding that at that time it appeared that a Schedule 13E-3 would not be required in connection with the tender offer.

2.              Both you and Pacific International Holdings LLC are listed individually as filers on the cover page of the Schedule TO-T/13E-3. Therefore, both you and Pacific must sign the Schedule TO-T/13E-3 in your individual capacities. Currently, the signature page includes your signature on behalf of Pacific only.  Please revise.

Response

We have amended the Schedule TO-T/13E-3 to reflect the above comment.  See Section 1 of Amendment No. 1.

3.              Your disclosure indicates that “ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific.” In your response letter, tell us why these individuals and the entities through which they own Pacific are not included as filers on the Schedule TO-T/13E-3. Your response should identify the persons and entities that own Pacific, including percentage ownership, and any other role each may have in managing Pacific or in initiating, structuring or financing this tender offer. Family relationships should also be described.

Response

The Schedule TO-T/13E-3 was jointly filed by Pacific, a Delaware limited liability company, and Syd Ghermezian, a natural person.

Item 3 of Schedule TO (“Item 3”) requires the filers to include information required by Item 1003(a) through (c) of Regulation M-A for each filing person.  We note that General Instruction C to Schedules 13E-3 and TO (“General Instruction C”) provides that if a statement is filed by a general or limited partnership, syndicate or other group, the information called by Item 3 for a third-party tender offer must be given with respect to (i) each partner of the general partners; (ii) each partner who is, or functions as, a general partner of the limited partnership; (iii) each member of the syndicate or group; and (iv) each person controlling the partner or member, and if a statement is filed by a corporation or if a person referred to in clauses (i) through (iv) above is a corporation, the information called for by Item 3 must be given with respect to (a) each executive officer and director of the corporation; (b) each person controlling the corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of the corporation.

Pacific is a limited liability company, and General Instruction C does not expressly cover limited liability companies.  However, in preparing the Schedule TO-T/13E-3, we treated Pacific as analogous to a corporation for purposes of complying with General Instruction C and Item 3.  As you noted, the disclosure in the Schedule TO-T/13E-3 states that the “ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific.”  No individual member of the Ghermezian family holds more than a de minimis indirect equity interest in Pacific and therefore no such family member may be deemed to control Pacific by virtue of such equity interest.  Syd Ghermezian is the sole manager of Pacific and the sole person in control of Pacific.  Thus, the section of the Offer to Purchase entitled “THE OFFER — Section 8—Certain Information Concerning the Offerors” included the disclosure required by Item 1003(a) through (c) of Regulation M-A only with respect to Syd Ghermezian and Pacific, as applicable.

4.              Disclosure on page 22 of the Offer to Purchase describes the affiliation with Pacific of a number of members of management of Platinum. These include Al Rahmani (a member of the Board of Directors of Platinum and an employee of a Pacific affiliate), Mark Ghermezian (a member of the Platinum Board and an employee of two affiliates of Pacific), and Victor David Rahmanian (a member of the Platinum Board and an employee of a Pacific affiliate).  In your response letter, tell us why you have not included these insiders as filing persons on the Schedule TO-T/13E-3. Your response should describe their participation in the transaction, including their position with the combined entity after the Offer and any consideration or other interests they will receive not shared by unaffiliated holders, including more favorable employment agreements or other benefits.

Response

As discussed in our response to Comment #3 above, none of Al Rahmani, Mark Ghermezian or Victor David Rahmanian are executive officers or directors of Pacific or control Pacific, and thus would not be required by General Instruction C to be included as filing persons.  None of the members of management of Platinum affiliated with Pacific are shareholders of Platinum, are participating in the transaction or are receiving any consideration or other interests not shared by unaffiliated holders, including more favorable employment agreements or other benefits.  There is currently outstanding a promissory note of Platinum in favor of Mr. Rahmani in the principal amount of $5,316,510, which upon closing of the short-form merger, Pacific intends to repay or cause Platinum to repay.  We have amended the Offer to Purchase to reflect the anticipated repayment of the promissory note in favor of Mr. Rahmani.  See Section 9 of Amendment No. 1.  After the Offer, Pacific intends that the combined entity will not have a Board of Directors, that Martin Walrath will be Chief Executive Officer, that Mark Ghermezian will be President and that Mr. Rahmanian will be Chief Operating Officer.

5.              See our last comments above. General Instruction C to Schedules 13E-3 and TO require you provide certain information for control persons of entities that are included as filers on either Schedule. Whether or not you include the owners of Pacific as filers pursuant to our last comment above, you must include the General Instruction C information and disclosure for such persons in the Offer to Purchase.  Please revise.

Response

As noted in our responses to Comments #3 and #4 above, Syd Ghermezian is the sole manager of Pacific and the sole person in control of Pacific.

6.              See our last comment above and the comments that follow below. To the extent applicable, each filing person (both existing and those you may add in your amended filing in response to these comments) should address each comment in this letter.

Response

As noted in our responses to Comments #3, #4 and #5 above, Syd Ghermezian is the sole manager of Pacific and the sole person in control of Pacific.

7.              We note that you have entered into agreements with holders of outstanding Shares representing 29.89% of the common stock not already owned by Pacific, requiring those Shares to be tendered into the Offer.  Please advise why these “Lock-up Shareholders” listed on page 9 of the Offer to Purchase are not engaged in the going private transaction. Your response should address any additional consideration or other benefits to be received by the selling shareholders, as compared to unaffiliated target holders. It should also describe each selling shareholder’s relationship with Platinum, by percentage of shares owned or otherwise, both before and after tender. We may have additional comments after reviewing your response.

Response

The Lock-up Shareholders are not receiving any additional consideration or other benefits as compared to unaffiliated target shareholders.  With the exception of Tim G. Culp, the Chairman of Platinum’s Board of Directors, none of the Lock-up Shareholders are related to Platinum, by percentage ownership or otherwise, other than by virtue of their ownership of the number of Shares shown opposite their names in the table on page 9 of the Offer.  Assuming each of the Lock-up Shareholders tenders his, her or its Shares into the Offer as required by the Letter Agreements, following the completion of the Offer, none of the Lock-up Shareholders will have any relationship with Platinum.  We have amended the Offer to Purchase to reflect the foregoing statements.  See Sections 5(b) and 8 of Amendment No. 1.  The relationship with Mr. Culp is disclosed in the third paragraph after the question “Have you held discussions with Platinum in the last two years regarding any transaction?” in the Offer to Purchase.

Exhibit (a)(1)(A) — Offer to Purchase dated May 26, 2011

Cover Page

8.              You state that the offer is not being made to, nor will tenders be accepted from or on behalf of, shareholder in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction.  Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10.  See Section II.G.l of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response

While the Offer is a cash tender offer, there are a number of Platinum shareholders outside the U.S. (particularly in the Philippines), and accordingly offer materials are being distributed outside the U.S.  Therefore, it is our view that it is more likely that foreign rules inconsistent with U.S. securities laws may apply to the Offer.  However, we recognize that the SEC will rarely grant relief from U.S. all-holders principles and we do not intend to apply for such relief.  Consequently, we have amended the Offer to Purchase to delete the statement you reference in your comment.  See Section 2 of Amendment No. 1.

Special Note Regarding Forward Looking Statements

9.              Refer to the disclaimer in the last sentence in this section.  Please delete or revise to avoid the implication that the Offerors have no obligation to update or revise existing disclosure in the Offer to Purchase that has become misleading or has been superseded by intervening events.

Response

We have amended the Offer to Purchase to reflect the above comment.  See Section 3 of Amendment No. 1.

Summary Term Sheet - What is the relationship of Pacific and Mr. Ghermezian to Platinum?, page 7

10.       It appears that four of eight Platinum directors are affiliated with Pacific. Therefore, we do not understand the statement you make here that ‘‘we do not have the power to direct or cause the direction of the management and policies of Platinum.”  Please revise here and where similar statements appear in the offer materials.

Response

We have amended the Offer to Purchase to reflect the above comment.  See Section 4(b) of Amendment No. 1.

Special Factors - Background of the Offer, page 8

11.       Disclose why you removed William Glass as a director of Platinum in November 2010.

Response

We have amended the Offer to Purchase to reflect the above comment.  See Section 5(a) of Amendment No. 1.

12.       Identify the individual(s) from whom Pacific acquired shares of Common Stock in May 2011.

Response

We have amended the Offer to Purchase to reflect the above comment.  See Sections 5(c) and 5(d) of Amendment No. 1.  With respect to Pacific’s purchase of 620,876 shares of Common Stock in private secondary market transactions, the terms of such transactions require that Pacific not disclose the identity of the selling shareholder.  We hereby confirm that such selling shareholder is unaffiliated with Platinum or Pacific.  We have amended the Offer to Purchase to reflect the foregoing statements.  See Section 5(c) of Amendment No. 1.

Purpose and Structure of the Offer, page 13

13.       Stating that the reason for the Offer is to acquire 100% of Platinum’s common shares does not satisfy your obligation to state the reasons for this transaction. Item 1013(a) and (c) requires you to state why you seek to acquire the entire equity interest in the company, and also to describe the reasons for the timing of the transaction. It is not clear why acquiring the remaining outstanding common shares of Platinum will “maximize the value of [y]our holdings in Platinum.”

Response

We have amended the Offer to Purchase to reflect the above comment.  See Section 6 of Amendment No. 1.

14.       Explain why you believe that “full ownership of Platinum will allow [you] to better be able to maximize the underlying value of Platinum.”  Similarly, explain why you believe that private ownership of the company will provide more stability.

Response

Following the completion of the tender offer and subsequent short-form merger, Pacific intends to merge Platinum, or otherwise combine Platinum’s operations, with Pacific’s affiliate KD Resources, LLC (“KDR”), another oil and gas company located in Texas.  Combining Platinum’s operations with KDR would enable the combined entity to benefit from certain economies of scale, including shared management.  In addition, Platinum is a small company whose shares are thinly traded.  In this context, it is difficult to justify the costs associated with Platinum’s ongoing public reporting requirements.  Taken together, the Offerors believe these economies of scale and reduced overhead costs will enable Platinum to better maximize its underlying value.

Plans for Platinum After the Offer, page 14

15.       We note the reference to Platinum’s net operating loss carry forwards on page 15. Revise to expand the explanation of how you would use those going forward if this transaction is consummated, and the benefit to you and your affiliates.

Response

We have amended the Offer to Purchase to reflect the above comment.  See Section 7(c) of Amendment No. 1.

16.       Describe any alternatives to this transaction you consider and why you rejected them in favor of the Offer.  See Item 1013(b) of Regulation M-A.

Response

We have amended the Offer to Purchase to reflect the above comment.  See Section 7(b) of Amendment No. 1.

Section 9.  Source and Amount of Funds, page 36

17.       Your disclosure indicates that you have had discussions with several banks about potentially obtaining financing for some or the entire Offer but have not yet entered into any agreement with respect to such financing, and that you may elect to use cash on hand to pay for tendered Shares. You must provide the disclosure required by Item 1007(a), (b) and (d) of Regulation M-A with respect to the source of funds to be used to purchase tendered shares (as well as filing any required exhibits pursuant to Item 1016 of Reg. M-A). Particularly if you choose to borrow funds, you must leave sufficient time in the offer period for shareholders to receive and assimilate revised disclosure pursuant to those Item requirements.  Please confirm your understanding in your response letter, or revise the Offer to Purchase to provide definitive disclosure about the source of funds to be used, as required by Schedule TO.

Response

We hereby confirm our understanding of the disclosure requirements under Item 1007(a), (b) and (d) of Regulation M-A with respect to the source of funds to be used to purchase tendered shares (as well as filing any required exhibits pursuant to Item 1016 of Regulation M-A).

On June 7, 2011, Pacific received a Conditional Mandate Letter from a bank with respect to a US$30,000,000 Senior Secured Revolving Line of Credit Facility (the “Line of Credit”) for purposes of funding the transaction and to meet Pacific’s working capital and general corporate needs.  We have amended the Offer to Purchase by adding the disclosure required by Item 1007(a), (b) and (d) of Regulation M-A with respect to the Line of Credit.  See Sections 4(a) and 10 of Amendment No. 1.

Section 12. Conditions to the Offer, page 38

18.       Refer to the second sentence in the second to last paragraph of this section of the Offer to Purchase. If any of the listed offer conditions is “triggered” by an event or events that occur while the offer is pending, you must assert the condition and terminate the offer, or waive the condition by expressly informing target holders. You may not simply ignore the occurrence and assert the failure of the applicable condition after expiration.  Please confirm your understanding in your response letter.

Response

We hereby confirm our understanding that if any of the listed offer conditions in the section referenced in Comment #18 above is “triggered” by an event or events that occur while the offer is pending, the Offerors must assert the condition and terminate the offer, or waive the condition by expressly informing target holders, and that the Offerors may not simply ignore the occurrence and assert the failure of the applicable condition after expiration.

General — Company Statement

At your request, the Company and Mr. Ghermezian further acknowledge that:

•                  The company and Mr. Ghermezian are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•                  neither the Company nor Mr. Ghermezian may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company and Mr. Ghermezian believe that none of the revisions or clarifying amendments made to the Offer to Purchase as set forth herein or in Amendment No. 1 being filed concurrently herewith constitute material changes in the information sent to Platinum’s shareholders; therefore, the Company does not currently intend to send any supplemental materials to Platinum’s shareholders.

Please do not hesitate to contact me at (212) 813-8851 with any questions or comments you may have.

Sincerely,

/s/ Jeffrey A. Legault
Jeffrey A. Legault